Exhibit K-1

                       Existing Service Arrangements
                         Among FPL Group Companies

            FPL currently provides FPL Group and FPL Group's Non-Regulated Subsidiaries1 with certain management, administrative, consulting, and other support services. Certain FPL Group Non-Regulated Subsidiaries also provide FPL with technical and other services. During an interim period following consummation of the Merger, not to exceed December 31, 2002, FPL Group expects that FPL and the FPL Group Non-Regulated Subsidiaries may continue to provide certain services with and among each other, while other services will be provided by WCB Services, WCB Enterprises, and WCB Operations. A complete description of the existing service agreements and other service arrangements among FPL, FPL Group, and FPL Group's Non-Regulated Subsidiaries is provided below.


I.    Services Provided by FPL to FPL Group Non-Regulated Subsidiaries

            FPL provides, on behalf of itself and its affiliates, corporate staff services that benefit the FPL Group companies as a whole. FPL recovers the costs associated with providing such services on behalf of the FPL Group Non-Regulated Subsidiaries by assessing an Affiliate Management Fee on FPL Group Capital, the intermediate holding company for the FPL Group Non-Regulated Subsidiaries. Specifically, FPL reviews each year the products and services provided by FPL's corporate staff departments and determines which products and services benefit all FPL Group companies, regulated and non-regulated.2 The budgeted costs for these shared products and services are then combined to obtain the total cost of shared services for the year (the "Shared Services Cost Pool").3 Each month, FPL determines the dollar amount of the Affiliate Management Fee by allocating the Shared Services Cost Pool to FPL and FPL Group Capital in accordance with the "Massachusetts Formula," which assigns costs based on payroll, revenues, and gross property plant and equipment of FPL, on the one hand, and FPL Group Capital, on the other. Each quarter the Massachusetts Formula is reviewed for changes from budget assumptions, recalculating the allocation ratios for the subsequent quarter.

            In particular instances, and in response to specific requests of the FPL Group Non-Regulated Subsidiaries, FPL employees also provide additional services, the costs for which are not included in the Shared Services Cost Pool. These services include, for example, financial, environmental, procurement, engineering, aviation, and other support services. FPL employees providing such services to FPL Group Non-Regulated Companies direct bill their time at rates based on a per-hour annual cost of each employee (i.e., salary and benefits, taxes, and insurance associated with each employee, plus administrative overhead) pursuant to work orders approved by the FPL Group Non-Regulated Subsidiary receiving the service(s).4

            FPL also provides FPL Group Capital, the intermediate holding company for certain of the FPL Group Non-Regulated Companies engaged in the development and operation of electric generation plants, a number services from FPL's Power Generation Business Unit ("PGBU") and Energy Marketing and Trading Division ("EMT"). Such services include equipment management, infrastructure support, procurement, business planning, contract management, finance, risk management, and wholesale operations. As FPL Energy continues to expand into power generation assets outside of FPL's service territory, however, FPL has determined it is no longer appropriate to direct bill FPL Energy for these PGBU and EMT services. Rather, FPL assesses a PGBU Management Fee, an Integrated Supply Chain Management Fee (the "ISC Management Fee"), and an EMT Management Fee on FPL Energy to recover these costs. Specifically, the PGBU Management Fee recovers the following costs: PGBU management; fleet team management; safety programs; information systems; procurement and materials management; yard/fabrication shop and central distribution facility; business planning and resource allocation; and corporate overheads. The ISC Management Fee recovers the following costs: procurement and contract management; power generation material operations support; and corporate overheads. The EMT Management Fee recovers the following costs: EMT management; operational infrastructure; accounting, finance, and risk management; contract management and regulatory filings; and, facilities usage.

            Finally, certain FPL Group Non-Regulated Subsidiaries rent office furniture or equipment, office space or storage space from FPL. FPL charges for the use of furniture and equipment based on employee count, with a standard fee based on square feet per employee and workstation. Office space is charged based on a market rate, and storage space is billed on a per box basis. FPL also maintains aviation equipment that is available for use by FPL, FPL Group, and the FPL Non- Regulated Subsidiaries on a business priority basis. The fixed cost component5 of these aviation services is recovered in the Affiliate Management Fee, and the market variable component6 of aviation services are billed on a per flight basis to the particular company using the service.

            FPL provides services to the FPL Group Non-Regulated
Subsidiaries on an ad hoc basis and not subject to formal, executed agreements. Rather, the costs for such services are recovered pursuant to the cost allocation methodology described above.

II. Services Provided by FPL Group and FPL Group Non-Regulated Subsidiaries to FPL

            FPL FiberNet provides FPL with point to point fiber-optic capacity. FPL FiberNet charges FPL for service in accordance with the rules and regulations of the Florida Public Service Commission, which currently provide for charges at the lower of cost or market. When requested by FPL, FPL Group and other FPL Group Non-Regulated Companies also provide FPL with certain human resource, financial, management, and other general services. Services provided by FPL Group and the FPL Group Non-Regulated Companies are provided on an at cost basis.


III.  Services Provided among FPL Group Non-Regulated Subsidiaries

            A number of FPL Group Non-Regulated Subsidiaries have entered into agreements with other FPL Group Non-Regulated Subsidiaries to provide fuel management services and operations and maintenance ("O&M") services, as well as to engage in non-jurisdictional purchases of natural gas and electricity. The fuel management agreements provide for fuel planning, acquisition, transportation, storage, and other fuel-related services to be performed by FPL Energy Power Marketing, Inc. ("PMI") on behalf certain FPL Group Non-Regulated Subsidiaries. Pursuant to the O&M agreements, certain FPL Group Non-Regulated Subsidiaries provide O&M services to other FPL Group Non-Regulated Subsidiaries owning exempt wholesale generators ("EWGs") or qualifying facilities ("QFs").
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1     As defined in the Merger Application, the term "FPL Group
      Non-Regulated Subsidiaries" includes all of FPL Group' non-utility subsidiaries which are not primarily engaged in the business of providing goods or services to FPL.
2 The following is a list of shared services that are included in the Shared Services Cost Pool for the year 2000: information management; human resources; finance; corporate communications; general counsel; internal auditing management; system planning management; and, fixed costs associ ated with aviation services.
3 For the year 2000, the Shared Services Cost Pool totaled $89 million exclud ing change in control costs.
4 When FPL employees are used exclusively for affiliate activities for an extended period of time, FPL bills such employees out at a reduced Long Term Loading Rate, which eliminates double recovery costs for non-produc tive time (sick, vacation, and holiday leave), taxes, and insurance.
5 Fixed costs for aviation services include salaries, hangar expenses, mainte nance, depreciation, and property insurance.
6 Market variable costs for aviation services include fuel, fuel additives, landing and parking fees, crew expenses, small supplies, and catering. FPL has determined, based on industry standard analyses, that these variable costs on a per flight basis are $172.64 per hour for helicopter services and $1.30 or $1.46 per mile for airplane services, depending on the type of plane used.



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